NIO Inc.

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

December 29, 2023

VIA EDGAR

Andrew Mew

Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NIO Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 28, 2023

File No. 001-38638

Dear Mr. Mew and Mr. Dunham,

The Company has received the letter dated October 13, 2023 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to additional time needed to prepare a thorough response in light of the holiday season. The Company will provide its response to the letter as soon as possible, in any event no later than January 18, 2024.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned, chief financial officer of the Company, at +86 186 2108 8575 or via e-mail at Steven.feng@nio.com, or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom, at +86 21 6193 8225 or via e-mail at yuting.wu@skadden.com. Thank you very much.

Very truly yours,

/s/ Wei Feng
Wei Feng
Chief Financial Officer

cc:	Yuting Wu, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP